EXHIBIT 3.1

PART 26
SPECIAL RIGHTS AND RESTRICTIONS
ATTACHED TO SERIES A PREFERRED SHARES

The special rights and restrictions of the Series A Preferred Shares (as defined in Section 26.1 below) are as set out below.

26.1	Interpretation

(1)	Definitions

For purposes of this Part 26:

(a)	"Aggregate Consideration" means:

(i)	in respect of the issuance of Common Shares, an amount equal to the total consideration received by the Company for the issuance of such Common Shares and Securities Equivalents; and

(ii)
in respect of the issuance of Securities Equivalents, an amount equal to the total consideration received by the Company for the issuance of such Securities Equivalents plus the minimum amount of any additional consideration payable to the Company upon exercise, conversion or exchange of such Securities Equivalents.

In addition:

(iii)
if a part or all of the consideration received by the Company in connection with the issuance of additional Common Shares or Securities Equivalents consists of property other than cash, such consideration is deemed to have a value equal to its Fair Market Value;

(iv)	the Aggregate Consideration received by the Company in respect of Securities Equivalents is determined in each instance:

(A)
as of the date of issuance of Securities Equivalents without giving effect to any possible future price adjustments or rate adjustments that might be applicable with respect to such Securities Equivalents and that are contingent upon future events until such future events actually occur (at which time the Aggregate Consideration shall be adjusted accordingly); and

(B)	in the case of an adjustment to be made as a result of a change in terms of any Securities Equivalents, as of the date of such change.

(b)	"Common Shares" means common shares in the capital of the Company.

(c)	"Consideration Per Share" means:

(i)	in respect of the issuance of Common Shares, the Aggregate Consideration divided by the number of Common Shares issued; and

(ii)
in respect of the issuance of Securities Equivalents, the Aggregate Consideration divided by the maximum number of Common Shares that would be issued if all such Securities Equivalents were fully exercised, converted or exchanged for Common Shares.

(d)	"Conversion Date" means the date on which the documentation set out in Section 26.5(6)(a) is received by the Company.

(e)	"Conversion Price" means Initial Price as adjusted in accordance with Article 26.6.

(f)
"Eligible Market" means the Toronto Stock Exchange, the TSX Venture Exchange, NYSE MKT, The New York Stock Exchange, Inc., The NYSE MKT LLC, The NASDAQ Global Select Market, The NASDAQ Capital Market or the OTC Bulletin Board.

(g)
"Equity Conditions" means, with respect to Common Shares issuable pursuant to the conversion of Series A Preferred Shares, that each of the following conditions is satisfied: (a) on each day during the Measuring Period such Common Shares are registered for resale and may be sold by the Preferred Holder pursuant to an effective registration statement and/or prospectus covering the Common Shares or such shares may be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the "U.S. Securities Act") without volume restrictions or any other limitations and without any requirement for registration under the U.S. Securities Act or an exemption from the prospectus and registration requirements of the Securities Act (British Columbia) and the U.S. Securities Act is available to issue the Common Shares issuable upon such conversion; (b) on each day during the Measuring Period the Common Shares are listed or quoted (and are not suspended from trading) on the Primary Eligible Market and such Common Shares are approved for listing upon issuance, nor shall delisting or suspension by such exchange or market been threatened, commenced or pending; (c) such issuance would be permitted in full without violating the rules or regulations of the Primary Eligible Market and are duly authorized and listed and eligible for trading without restriction on the Primary Eligible Market; (d) on each day during the Measuring Period no public announcement has been made of a pending or proposed Liquidation Event; (e) the Company has confirmed to the Preferred Holder in writing that the Company does not believe that the Preferred Holder, or any employee, officer, director, agent or representative of the Preferred Holder is at such time in possession of any material non-public information relating to the Company by the Company or any Subsidiary, or any of their respective employees, officers, directors, agents or representatives; provided however if the Company delivers the Mandatory Conversion Notice and requests the Preferred Holder or any employee, officer, director, agent or representative of the Preferred Holder who is a member of the Board of Directors to resign from the Board, the Preferred Holder shall either (i) resign from the Board of Directors, and thereafter this clause (e) of the Equity Condition shall be satisfied when the Company confirms to the Preferred Holder in writing that the Company does not believe that the Preferred Holder or any employee, officer, director, agent or representative of the Preferred Holder is at such time in possession of any material non-public information relating to the Company by the Company or any Subsidiary, or any of their respective employees, officers, directors, agents or representatives; or (ii) the Preferred Holder shall waive compliance with this clause (e); (f) if the Preferred Holder or any of its affiliates is a reporting person under Section 16(a) of the Exchange Act, the receipt of the Common Shares issuable pursuant the applicable Mandatory Conversion shall be deemed an exempt purchase pursuant to Section 16(b) of the Exchange Act; (g) the product of (x) the aggregate number of Common Shares issuable by the Company to all Preferred Holders upon the applicable Mandatory Conversion multiplied by (y) the arithmetic average of the Weighted Average Price for each of the twenty (20) consecutive days immediately prior to the Mandatory Conversion Date shall not exceed 30% of the arithmetic average of the Weekly Dollar Trading Volume for each of the twenty (20) consecutive Trading Days  immediately preceding the applicable Mandatory Conversion Date; (h) no Preferred Holder shall be restricted from selling the Common Shares issuable pursuant to the conversion of Series A Preferred Shares due to a black-out period restricting the Company's officers and directors from trading.

(h)	"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

(i)	"Fair Market Value" means, in respect of assets other than securities, their fair market value as determined in good faith by the Board of Directors, and in respect of securities:

(A)
the greater of (i) the price offered by an arm's length purchaser in a binding agreement or (ii) if traded on one or more securities exchanges or markets, the volume weighted average of the Closing Prices of such securities on the exchange or market on which the securities are primarily traded over the 10-day period ending three days prior to the relevant date; or

(B)
if there is no active public market, the fair market value of such securities as determined in good faith by the Board of Directors, but no discount or premium is to be applied to their valuation on the basis of the securities constituting a minority block or a majority block of securities;

provided however; if a Preferred Super Majority objects to any determination by the Board of Directors and notifies the Board of Directors of such objection within ten days of receiving notice of such determination, the Company and the Preferred Super Majority will, within ten days following such ten-day period, jointly appoint a valuator that is a nationally recognized independent investment banking firm or business valuation firm to determine the fair market value, with valuation costs being assumed by the Company.  If the Company and a Preferred Super Majority cannot agree on the valuator within such time period, then the Company and the Preferred Super Majority will, within the next 10 days, jointly select an independent third party to appoint such valuator, and such independent third party will select the valuator who will determine the fair market value. The determination of the valuator of the fair market value is final and binding on the Preferred Holders and the Company, absent manifest error.

(j)
"Gold Rock Property" means those 644 unpatented federal lode and placer mining claims that are owned by Midway Gold US Inc. (198 claims) or leased by Midway Gold US Inc. (112 claims) or leased by Midway Gold US Inc.'s affiliate Pan-Nevada Gold Corporation (334 claims) and located within Sections 2-10, 15-22, 27-29 and 32-34 of T15N, R56E, and Sections 22-23, 25-29 and 31-35 of T16N, R56E, MDM, in White Pine County, Nevada.

(k)	"Initial Purchaser" means INV-MID, LLC.

(l)	"Initial Price" means US$1.85 as adjusted in accordance with Article 26.6.

(m)	"Issuance Date" means the date on which the first Series A Preferred Shares are issued.

(n)	"Liquidation Event" means one or more of a series of transactions in which:

(i)	a voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

(ii)
any merger, amalgamation, reorganization, arrangement, acquisition or other similar transaction of the Company with another person or entity, pursuant to which the holders of voting securities of the Company immediately prior to the transaction hold (assuming an immediate and maximum exercise/conversion of all derivative securities issued in the transaction), immediately after such transaction, directly or indirectly, less than 50% of the voting power to elect directors of the Company resulting from the transaction or the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms hereof to the extent necessary to correct this definition or any portion hereof which may be defective or inconsistent with the intended treatment of such instrument or transaction; or

(iii)
a sale, lease, conveyance or other disposition of all or substantially all of the property or business of the Company (directly or through a subsidiary) or the sale of substantially all of the properties, title, or rights related to the Pan Property or Gold Rock Property; or

(iv)	the Common Shares are no longer listed or traded on any Eligible Market,

but does not include any transaction referred to in paragraphs (ii) or (iii) if a Preferred Super Majority deems such transaction not to be a Liquidation Event.

(o)	"Mandatory Conversion Price" means US$3.70 per share (as adjusted for stock splits, stock dividends, reverse stock splits, stock combinations, reclassifications and similar events).

(p)
"Mandatory Conversion Notice" shall mean written notice to all of the Preferred Holders and the appropriate transfer agent.  Such Mandatory Conversion Notice shall be irrevocable, provided, however, that in the event that the Closing Price of the Common Shares does not exceed the Mandatory Conversion Price on each Trading Day during the period from the applicable Mandatory Conversion Notice Date through the applicable Mandatory Conversion Date or the Equity Conditions are not satisfied on each such Trading Day, then such applicable Mandatory Conversion Notice shall be null and void and of no further force or effect.  Each Mandatory Conversion Notice shall state (i) the Trading Day of the applicable Mandatory Conversion, which Trading Day shall be ten (10) Trading Days following the applicable Mandatory Conversion Notice Date (the "Mandatory Conversion Date"), (ii) the aggregate number of Preferred Shares subject to Mandatory Conversion from such Holder and the other Holders, (iii) the amount of any accrued and unpaid dividends on the Preferred Shares subject to such Mandatory Conversion.  A Mandatory Conversion Notice shall constitute an instruction to the Transfer Agent to, on the Mandatory Conversion Date, credit the Holder's account with DTC Fast Automated Securities Transfer Program or if the Holder has no such account, make an electronic book entry in the name of such Holder, for a number of fully paid and nonassessable shares of Common Stock to which such Holder shall be entitled and to debit each Holder's account with DTC or electronic book entry account (if any) in respect of the Preferred Shares converted in the Mandatory Conversion.

(q)	"Mandatory Conversion Notice Date" means the date of delivery of the Mandatory Conversion Notice to all Preferred Holders.

(r)	"Measuring Period" means the period beginning twenty (20) trading days prior to the applicable date of determination and ending on and including the applicable date of determination.

(s)
"Pan Property" means those 550 unpatented federal lode mining claims that are owned by Midway Gold US Inc. (121 claims) or leased by Pan-Nevada Gold Corporation (429 claims) and located within Sections 1-3, 10-12, 14-15 and 22-23 of unsurveyed T16N, R55E, Sections 6-7 of T16N, R56E, Sections 12-15, 22-27 and 34-36 of partially surveyed T17N, R55E, and Sections 19 and 30-31 of T17N, R56E, MDM, in White Pine County, Nevada.

(t)
"Preferred Governance Majority" means Initial Purchaser until such time as Initial Purchaser no longer holds at least 7,567,568 shares of Series A Preferred Shares at which time the Preferred Governance Majority shall mean the holders of the majority of the then issued and outstanding Series A Preferred Shares until such time as the Preferred Holders no longer hold at least 7,567,568 shares of

Series A Preferred Shares, at which point in time, there shall no longer be a Preferred Governance Majority and the rights in Section 26.2(4) shall be of no further force or validity.

(u)	"Preferred Holders" means, at any time, the holders of Series A Preferred Shares.

(v)
"Preferred Super Majority" means Initial Purchaser until such time as Initial Purchaser no longer holds at least 3,783,784 shares of Series A Preferred Shares at which time the Preferred Super Majority shall mean the holders of the majority of the then issued and outstanding Series A Preferred Shares.

(w)
"Primary Eligible Market" means the Eligible Market which contains the highest average daily trading volume during the applicable Measuring Period.  For the avoidance of doubt, the Primary Eligible Market shall initially be the NYSE MKT.

(x)	"Securities Equivalents" means:

(i)	all shares and other securities that are directly or indirectly convertible into or exchangeable for Common Shares (including the Series A Preferred Shares); and

(ii)	all options, warrants and other rights to acquire Common Shares or securities directly or indirectly convertible into or exchangeable for Common Shares.

(y)	"Series A Preferred Shares" means Series A Preferred Shares in the capital of the Company.

(z)
"Series A Preferred Redemption Amount" means, with respect to each Series A Preferred Share, the amount equal to the Initial Price applicable to such Series A Preferred Share, together with all dividends accrued on such Series A Preferred Share, whether declared or not (except any dividends previously declared and paid).

(aa)	"Special Common Approval" means a special separate resolution of the holders of the Common Shares.

(bb)	"Stock Split" means:

(i)	the issuance of Common Shares as a dividend or other distribution on outstanding Common Shares;

(ii)	the subdivision of outstanding Common Shares into a greater number of Common Shares; or

(iii)	the consolidation of outstanding Common Shares into a smaller number of Common Shares.

(cc)	“Trading Day” means any day on which Common Shares are traded on the Primary Eligible Market, or, if the Primary Eligible Market is not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares are then traded.

(dd)
"Weekly Dollar Trading Volume" means on any given date of determination the aggregate dollar trading volume of Common Stock traded on the Eligible Markets for the five (5) consecutive Trading Days immediately preceding such date of determination, as reported by Bloomberg LP.

(ee)
"Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on the Primary Eligible Market during the period beginning at 9:30:01 a.m., New York time (or such other time as the Primary Eligible Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York time (or such other time as the Primary Eligible Market publicly announces is the official close of trading), as reported by Bloomberg through its "Volume at Price" function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time (or such other time as the Primary Eligible Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York time (or such other time as the Primary Eligible Market publicly announces is the official close of trading), as reported by Bloomberg.  If the Weighted Average Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Preferred Super Majority.  All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

(2)	Consent of Preferred Super Majority

For purposes of these Series A Preferred Share provisions, where an action is to be taken by the Preferred Super Majority, in addition to the requirements of applicable law, if any, such action may be taken if the Preferred Super Majority:

(a)	agree in writing; or

(b)	pass a resolution to such effect at a duly constituted meeting of Preferred Holders, voting as a single class.

26.2	Voting Rights

(1)	Entitlement to Vote

Each holder of Series A Preferred Shares is entitled to receive notice of and to attend all meetings of shareholders of the Company and to vote at such meetings, except meetings at which only holders of a specified class or series of shares (other than Series A Preferred Shares) are entitled to vote. Except as otherwise required by law or these Articles, the holders of the Series A Preferred Shares and the Common Shares will vote together as a single class.

(2)	Number of Votes

Each Series A Preferred Share entitles the Preferred Holder to the number of votes per share equal to the number of Common Shares into which such Series A Preferred Share is convertible pursuant to these Series A Preferred Share provisions as of the record date for the determination of shareholders entitled to vote on such matter, or if no record date is established, the date such vote is taken or any written consent of shareholders is solicited.

(3)	Series Voting

The Company shall not, either directly or indirectly by amendment, amalgamation, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the Preferred Super Majority, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a series:

(a)	create a new class or series of shares equal or superior to the shares of such class;

(b)	redeem or repurchase any shares of the Company except for purchases at cost upon termination of employment;

(c)	a voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

(d)	change the special rights or restrictions attached to the Series A Preferred Shares;

(e)	amend or repeal of any provision of the Company's Notice of Articles or Articles in a manner adverse to the holders of Series A Preferred Shares; or

(f)
issue any additional Common Shares or Securities Equivalents for Consideration Per Share that is less than the Conversion Price applicable to the Series A Preferred Shares; provided however the Preferred Super Majority shall not be entitled to a vote with respect to any of the following:

(i)	Common Shares pursuant to a Stock Split;

(ii)	securities issued upon exercise, conversion or exchange of existing and outstanding Securities Equivalents on the date hereof;

(iii)
options to acquire Common Shares (and Common Shares issuable upon exercise of such options) issued in accordance with any employee incentive stock option plan, or any amendment to a stock option plan, of the Company approved by the shareholders of the Company for the Company's management, directors and employees where the exercise price or conversion price of such Options is below the Conversion Price, but is not less than the Closing Price of the Common Shares at the time of such grant or issuance; provided, further, that the aggregate of such grants, issuances or sales per calendar year shall not exceed five percent (5%) of the issued and outstanding shares of Common Shares as of December 31 of such calendar year;

(iv)	Common Shares issued for the purpose of redeeming in full the Series A Preferred Shares in cash; or

(v)	up to a maximum of 756,757 Common Shares to be used exclusively for real property acquisitions, including by way of a joint venture.

(4)	Series Director

(a)
Subject to Article 26.8, the Preferred Governance Majority shall have the right to nominate one (1) director nominee for election to the Board to be elected by the Preferred Holders, voting as a separate series (the "Preferred Holder Director") at each annual or special meeting of shareholders of the Company or action by written consent of shareholders at which directors will be elected. The Preferred Holder Director shall be qualified to serve as a director of the Company. Each Preferred Holder Director elected shall be a member of the Board until the next annual shareholders meeting or until such Preferred Holder Director ceases to hold office by reason of death, resignation, removal or disqualification.

(b)
Subject to paragraph (a), any vacancy created by the death, resignation, removal or disqualification of any Preferred Holder Director shall only be filled by an eligible person nominated by the Preferred Governance Majority unless the Preferred Governance Majority agrees otherwise.  If a person designated by the Preferred Governance Majority to be a Preferred Holder Director is not a Preferred Holder Director because of such person's death, disability, disqualification, withdrawal as a Preferred Holder Director or is for any other reason unavailable or unable to serve on the Board, the Preferred Governance Majority shall be entitled to promptly designate another person to be a Preferred Holder Director and such vacancy shall not be filled prior to the designation of an individual by the Preferred Governance Majority.  The Preferred Holder Director may resign from the Board at any time without notice.  If the position of Preferred Holder Director is vacant and the Preferred Governance Majority designates a person for a Preferred Holder Director, the Board shall appoint such person to the Board as the Preferred Holder Director to serve on the Board until his or her term expires at the next annual shareholders meeting.

(c)
Subject to Article 26.8, in the event the size of the Board is increased beyond seven (7) members, for each member of the Board beyond seven (7) members, the Preferred Governance Majority shall have the right to designate one (1) additional director nominee for election or appointment as a Director such that increases to the Board beyond seven (7) members shall occur in increments of two (2) where one of the new Directors shall be a nominee designated by the Preferred Governance Majority.

26.3	Dividends

(1)	Entitlement to Dividends

(a)
On a quarterly basis, the Preferred Holders are entitled to receive, for each Series A Preferred Share, out of the funds legally available for the payment of dividends, an annual, cumulative, preferential dividend equal to 8% of the applicable Initial Price, compounded monthly (the "Preferred Dividend").  Dividends shall be payable, either, at the election of the Company, (i) in Common Shares (which shall be valued as the Closing Price of a Common Share on the NYSE MKT on the trading day immediately before the dividend is paid), but only if the receipt of the applicable Common Shares by such Preferred Holder shall be deemed an exempt purchase pursuant to Section 16(b) of the Exchange Act, or (ii) following notice to each Holder, in cash by wire transfer of immediately available funds. Payment of the Preferred Dividend shall begin on April 1, 2013 (and include all accrued but unpaid dividends beginning on December ___ , 2012) and thereafter shall be paid on the first business day of each following quarter, beginning on July 2, 2013, subject to the deduction or withholding of any taxes required to be deducted or withheld under applicable tax laws, rules or regulations.

(b)
The dividends to which a Preferred Holder is entitled accrue, in respect of each Series A Preferred Share, daily as of the date such Series A Preferred Share is issued. Dividends accrue whether or not they are declared by the Board of Directors.

(2)	Priority of Dividends

No dividend or other distribution will be paid, declared or set apart for payment in respect of any Common Shares or shares of any other class ranking junior to the Series A Preferred Shares in respect of dividends unless the Preferred Holders have been paid in full all accrued but unpaid dividends to which they are entitled and the Series A Preferred Shares shall rank senior to each class of shares that is created before or after it as long as it is outstanding.  No dividend or other distribution greater than the Preferred Dividend (other than a stock dividend giving rise to an adjustment under Section 26.6(2)) will be paid, declared or set apart for payment in respect of any Common Shares or shares of any other class ranking junior to the Series A Preferred Shares in respect of dividends (and the Series A Preferred Shares are deemed to rank senior to each class of shares that is created before it).

26.4	Liquidation Preference

(1)	Payment on Liquidation Event

A Liquidation Event cannot occur until such time as the Preferred Holders are paid, in preference to the holders of the Common Shares or any shares of any other class ranking junior to the Series A Preferred Shares, but subject to the rights of holders of any class of shares ranking senior to the Series A Preferred Shares, to be paid out of the assets of the Company available for distribution to shareholders of the Company, for each Series A Preferred Share, an amount in cash in U.S. dollars equal to the product of 1.25 multiplied by the Series A Preferred Redemption Amount. For greater certainty, no Liquidation Event contemplated under subsection 26.1(1)(n)(ii) shall occur until such time as the Preferred Holders are paid for each Series A Preferred Share.

(2)	Insufficient Assets

If all of the assets of the Company are insufficient to permit the payment in full to the Preferred Holders of all amounts to be distributed to them, then the assets of the Company available for such distribution are to be distributed rateably among the Preferred Holders, pari passu, in proportion to the full preferential amount each such Preferred Holder is otherwise entitled to receive in accordance with, and respecting the priorities set out in, Section 26.4(1).

(3)	Remaining Assets

After the payments referred to in Section 26.4(1) have been made in full to the Preferred Holders, or funds necessary for such payment have been set aside by the Company in trust for the exclusive benefit of such Preferred Holders so as to be available for such payment, any assets remaining available for distribution are to be distributed, subject to the rights, if any, of holders of any other class of shares to receive a portion of such remaining assets, rateably among the holders of Common Shares.

(4)	No Preference Following Conversion

After conversion of any Series A Preferred Shares into Common Shares, the holder of such shares participates rateably in any distribution of the assets of the Company among the holders of Common Shares.

(5)	Notice

At least 30 days before the proposed date of a Liquidation Event (or such shorter period as determined by the Preferred Super Majority), the Company will deliver to the Preferred Holders written notice of the proposed Liquidation Event stating an estimated payment date, an estimate of the amount to which the Preferred Holders are entitled and the place where such payments are payable.

26.5	Conversion

(1)	Optional Conversion Rights

The Series A Preferred Shares are convertible, at any time and from time to time, at the option of the Preferred Holder and without payment of additional consideration, into Common Shares.

(2)	Conversion Rate

The number of Common Shares into which each Series A Preferred Share is convertible is equal to the quotient obtained by dividing the Initial Price applicable to such Series A Preferred Share by the Conversion Price applicable to such Series A Preferred Share, as adjusted from time to time in accordance with Article 26.6.

(3)	Mandatory Conversion

If at any time after December ___, 2013, (i) the Weighted Average Price of the Common Shares exceeds the Mandatory Conversion Price on each Trading Day during the twenty (20) consecutive Trading Days immediately prior to both the delivery of an applicable Mandatory Conversion Notice and the applicable Mandatory Conversion Date, and (ii) all the Equity Conditions are satisfied (or waived by the Preferred Holders) as of both the applicable Mandatory Conversion Notice Date and the applicable Mandatory Conversion Date, the Company may require each Preferred Holder to convert all, or any whole number, of Preferred

Shares equal to the product of (i) the aggregate Preferred Shares which the Company has elected to cause to be converted pursuant to this Section 26.5(3), multiplied by (ii) such holder's pro rata amount, in each case as designated in the applicable Mandatory Conversion Notice into fully paid, validly issued and non-assessable shares of Common Shares (rounded to the nearest whole share) in accordance with this Section 26.5(3) at the Conversion Price (a "Mandatory Conversion")  The Company will cause its transfer agent to issue each Preferred Holder of record on the Mandatory Conversion Date the number of Common Shares into which that Permitted Number of the Series A Preferred Shares is convertible at the address of record for such Preferred Holder.  Upon such issuance, the certificates representing the Series A Preferred Shares so converted shall be null and void.  The Company may effect only one (1) Mandatory Conversion during any thirty (30) calendar day period.

(4)	Time of Conversion

Conversion is deemed to be effected (a) in the case of an optional conversion pursuant to Section 26.5(1), immediately prior to the close of business on the Conversion Date or (b) in the case of a Mandatory Conversion as of the Mandatory Conversion Date.

(5)	Effect of Conversion

Upon the conversion of the Series A Preferred Shares at the time provided for in Section 26.5(4):

(a)	the rights of a Preferred Holder as a holder of the converted Series A Preferred Shares cease; and

(b)	each person in whose name any certificate for Common Shares is issuable upon such conversion is deemed to have become the holder of record of such Common Shares.

(6)	Mechanics of Conversion

(a)	To exercise optional conversion rights under Section 26.5(1), a Preferred Holder must:

(i)	give written notice to the Company at its principal office or the office of any transfer agent for the Common Shares:

(A)	stating that the Preferred Holder elects to convert Series A Preferred Shares and the number of Series A Preferred Shares to be so converted; and

(B)	providing the name or names (with address or addresses) in which the certificate or certificates for Common Shares issuable upon such conversion are to be issued; and

(ii)
where the Common Shares are to be registered in the name of a person other than the Preferred Holder, provide evidence to the Company of proper assignment and transfer of the surrendered certificates to the Company, including evidence of compliance with applicable securities laws and any applicable shareholder agreement in respect of the Company.

(b)
Within 3 Trading Days after the Conversion Date or on the Mandatory Conversion Date, as applicable, the Company will issue and deliver to the Preferred Holder a certificate or certificates in such denominations as such Preferred Holder requests for the number of full Common Shares issuable upon the conversion of such Series A Preferred Shares, together with cash in respect of any fractional Common Shares issuable upon such conversion in accordance with paragraph (7).  If the Company shall fail for any reason or for no reason to issue to the Preferred Holder within 3 days after the Conversion Date or Mandatory Conversion Date, and if on or after such Business Day such Preferred Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by such Preferred Holder of such Common Shares that the holder anticipated receiving without legend from the Company (a "Buy-In"), then the Company shall, within three (3) business days after such Preferred Holder's request and in such Preferred Holder's discretion, either (i) pay cash to such Preferred Holder in an amount equal to such Preferred Holder's total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the Common Shares so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such Common Shares shall terminate, or (ii) promptly honor its obligation to deliver to the holder such Common Shares as provided above and pay cash to the holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Common Shares, times (B) the Closing Price on the date of the occurrence of any of clauses (i) through (ii), as applicable. "Closing Price" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on the Principal Eligible Market, the closing bid price per share of the Common Shares for such date (or the nearest preceding date) on the Principal Eligible Market; (b) if the Common Shares are then listed or quoted on an Eligible Market or any other national securities exchange, the closing bid price per share of the Common Shares for such date (or the nearest preceding date) on the primary Eligible Market or exchange on which the Common Shares are then listed or quoted; or (c) in all other cases, the Fair Market Value.

(c)
If some but not all of the Series A Preferred Shares represented by a certificate or certificates surrendered by a Preferred Holder are converted, the Company will execute and deliver to or on the order of the Preferred Holder within three (3) days, at the expense of the Company, a new certificate representing the number of Series A Preferred Shares that were not converted.

(d)
The Company will pay any documentary, stamp, or similar issue or transfer tax due to the issue of the Common Shares upon conversion, unless the tax is the direct result of the request of a Holder that the Common Shares be issued in a name other than the Holder.

(7)	Fractional Shares

No fractional Common Shares will be issued upon conversion of Series A Preferred Shares. Instead of any fractional Common Shares that would otherwise be issuable upon conversion of Series A Preferred Shares, the Company will pay to the Preferred Holder a cash adjustment in respect of such fraction in an amount equal to the same fraction of the market price per Common Share (as determined in a manner reasonably prescribed by the Board of Directors) at the time of conversion, but no such payment is required if the Board of Directors determines that the value of one Common Share is less than $100.

26.6	Conversion Price

(1)	Initial Conversion Price

The initial Conversion Price for a Series A Preferred Share is equal to the Initial Price for such Series A Preferred Share and remains in effect until it is adjusted in accordance with the other provisions of this Article 26.6.

(2)	Adjustments for Stock Splits

After the Issuance Date in respect of the Series A Preferred Shares, the Conversion Price is adjusted upon a Stock Split, automatically and simultaneously with the Stock Split, such that the Conversion Price is equal to the product obtained by multiplying the Conversion Price immediately before the Stock Split by a fraction:

(a)	the numerator of which is the number of Common Shares outstanding immediately before the Stock Split; and

(b)	the denominator of which is the number of Common Shares outstanding immediately after the Stock Split.

(3)	Adjustments for Capital Reorganizations

If, following the Issuance Date in respect of the Series A Preferred Shares, the Common Shares are changed into the same or a different number of shares of any class or series of stock, whether by capital reorganization, reclassification or otherwise (other than in connection with a Liquidation Event), the Company will provide each Preferred Holder with the right to convert each Series A Preferred Share into the kind and amount of shares or other securities receivable upon such change that a holder of a number of Common Shares equal to the number of Common Shares into which such Series A Preferred Share was convertible immediately prior to the change is entitled to receive upon such change.

(4)	No Impairment

The Company will not, by amendment of its Articles or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under Article 26.5 or this Article 26.6, but will at all times in good faith assist in the carrying out of all the provisions of Article 26.5 and this Article 26.6 and in the taking of any action necessary or appropriate in order to protect the conversion rights of the Preferred Holders against impairment.

(5)	Certificate as to Adjustments

In each case of an adjustment or readjustment of the Conversion Price, the Company will promptly furnish each Preferred Holder with a certificate showing such adjustment or readjustment, and stating in reasonable detail the facts upon which such adjustment or readjustment is based.

(6)	Further Adjustment Provisions

If, at any time as a result of an adjustment made pursuant to this Article 26.6, a Preferred Holder becomes entitled to receive any shares or other securities of the Company other than Common Shares upon surrendering Series A Preferred Shares for conversion, the Conversion Price in respect of such other shares or securities will be adjusted after that time, and will be subject to further adjustment from time to time, in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Series A Preferred Shares contained in this Article 26.6, and the remaining provisions of these Series A Preferred Shares provisions apply on the same or similar terms to any such other shares or securities.

26.7	Redemption

(1)	Redemption

From and after the date which is five years from the Issuance Date of the Series A Preferred Shares (such date the "Redemption Date"), either (i) the Company or (ii) each holder of Series A Preferred Shares shall have the right, on demand, exercisable by 30 days' notice in writing, to redeem or to require the Company to redeem, out of funds lawfully available therefor, all or any portion of the Series A Preferred Shares held by the Preferred Holder making such demand, and upon the date specified in such notice (each such date, a "Scheduled Redemption Date") the Company shall redeem the number of the Series A Preferred Shares with respect to which such demand has been given by paying to the Preferred Holder thereof the Series A Preferred Redemption Amount  in cash for each such share (the "Aggregate Series A Preferred Redemption Amount") on presentation and surrender of the certificate(s) for such Series A Preferred Shares. Upon receipt or delivery, as the case may be, of such notice, the Company shall provide written notice of such demand to every other holder of Series A Preferred Shares, if any, specifying the applicable Scheduled Redemption Date, and such other holders of Series A Preferred Shares may elect to exercise such holders' right to demand redemption of such holders' Series A Preferred Shares for the same Scheduled Redemption Date by delivery of written notice to the Company not less than five business days prior to such Scheduled Redemption Date. If the Company does not have sufficient funds legally available to redeem on any Scheduled Redemption Date all Series A Preferred Shares to be redeemed on such Scheduled Redemption Date, the Company shall redeem a pro rata portion of each holder's redeemable shares out of funds legally available therefor, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the legally available funds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed (the "Remaining Shares") as soon as practicable after the Company has funds legally available therefor. In the event less than all of the Series A Preferred

Shares represented by a certificate are redeemed, a new certificate representing the remaining Series A Preferred Shares shall promptly be issued to such holder.

If the funds necessary to effect the redemption of any of the Series A Preferred Shares have been set aside so as to be available for payment on demand by the Preferred Holders, then, after the date so fixed for redemption, all rights and privileges in the Series A Preferred Shares so called for redemption, including the right to dividends thereon accruing after the date so fixed for redemption, shall cease except the right to be paid the Series A Preferred Redemption Amount for each such share.

(2)	Failure to Redeem

If the Company shall (i) not have completed a Liquidation Event (excluding a voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company) prior to the Redemption Date and (ii) be prohibited from redeeming all Remaining Shares within 30 days after the exercise by the holder of Series A Preferred Shares of such holder's right to demand redemption, then in addition to all other remedies that may be available (a) the Company shall distribute all of the legal available funds to the holders of the Preferred Shares (the "Distributed Funds)", and (b) (i) the Company shall repay the difference between the Aggregate Series A Redemption Amount and the Distributed Funds (the "Remaining Payment Amount") in equal quarterly payments for the period of two (2) years from the Redemption Date, and  (ii) the Company shall engage at its expense an investment banker (mutually acceptable to the Preferred Super Majority and the Company, each acting reasonably) to assist in facilitating any transaction or capital raise and such redemption plan must be completed within 180 days of the Redemption Date.

(3)	Further Failure to Redeem

Subject to Article 26.8, if after two (2) years from the Redemption Date the Company is unable to redeem all Remaining Shares, but provided the Preferred Holders continue to hold at least 7,567,568 shares of Series A Preferred Shares, then the Preferred Super Majority may, (i) provided it is permitted by the Articles of the Company, as amended, voting as a single class (to the exclusion of the holders of all other securities and classes of capital stock of the Company), vote to elect such number of additional directors which shall constitute a majority of the Company's Board of Directors, and the number of directors constituting the Company's Board of Directors shall automatically be increased as necessary, and (ii) in the event it is not permitted, the Preferred Super Majority may sell, as may be permitted by applicable law, on behalf of the Company the assets of the Company, in its discretion, that are sufficient to redeem the Remaining Shares.

26.8	Pending Approval

Each of Sections 26.2(4)(a), 26.2(4)(c) and 26.7(3)(i) shall become effective upon Special Common Approval.